Steinhoff

International Holdings Ltd

RECEIVED

2005 SEP -7 P 4:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010931

11 August 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

SUPPL

Dear Sirs

**STEINHOFF INTERNATIONAL HOLDINGS LIMITED :**
**EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772**

Enclosed please find a copy of a public announcement made through the news service of the JSE Securities Exchange South Africa for your records.

Trusting that you find the above in order.

Yours faithfully

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

**STEINHOFF INTERNATIONAL GROUP SERVICES**
**PER : PIET FERREIRA**
**DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES**

dlw 9/7

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

Steinhoff
International Holdings Ltd

| | |
|---|---|
| **STEINHOFF INTERNATIONAL HOLDINGS LIMITED** | **STEINHOFF INVESTMENT HOLDINGS LIMITED** |
| **(Incorporated in the Republic of South Africa)** | **(Incorporated in the Republic of South Africa)** |
| (Registration No 1998/003951/06) | (Registration No 1954/001893/06) |
| Ordinary share code: "SHF" | (A wholly owned subsidiary of Steinhoff) |
| ISIN: ZAE000016176 | Preference share code: "SHFF" |
| ("Steinhoff") | ISIN: ZAE000068367 |

(Collectively "the Group")

## TRADING UPDATE

In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.

Accordingly, the Group hereby advises that, for the financial year ended 30 June 2005, it expects earnings per share to be 30% to 50% above and headline earnings per share to be 20% to 30%, above those reported for the previous financial year ended 30 June 2004.

The information in this trading statement has not been reviewed or reported on by the Group's auditors.

The financial results for the year ended 30 June 2005 are expected to be published on or about 12 September 2005.

**Wynberg, Sandton**

**10 August 2005**

Sponsor

PSG
CAPITAL

GRAPHICOR 33394